

October 16, 2013

Via E-mail
Mr. Jay Chang
Chief Financial Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

> **Re: KongZhong Corporation**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Response dated October 10, 2013**
> **File No. 000-50826**

Dear Mr. Chang:

We have reviewed your response letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Internet Games Revenues, pages 68-69

1.   We note your response to comment 2 and your proposed disclosure. Please also disclose the current average estimated life of permanent in-game items, your methodology for calculating such estimated life, and how you determine whether an in-game item has limited or permanent life. State how often you revise your estimate of permanent life items and how such estimate has changed over time. In this regard, we note that a significant portion of deferred revenue appears to have been converted into revenues during the second quarter of 2013.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor at 202-551-3426 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director